300 North LaSalle Chicago, Illinois 60654
Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

April 16, 2010

VIA EDGAR SUBMISSION

AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Michelle Lacko

         Amanda Ravitz

Re:	YRC Worldwide Inc. Amendment No. 1 to Form S-3 Filed March 23, 2010 File No. 333-164877

Ladies and Gentlemen:

On behalf of YRC Worldwide Inc., a Delaware corporation (the “Company”), we are writing to respond to the comments raised in the letter, dated April 12, 2010, from the staff of the Securities and Exchange Commission (the “Commission”) to Sheila K. Taylor, Executive Vice President and Chief Financial Officer of the Company, with respect to the Company’s Registration Statement on Form S-3 (File No. 333-164877) (the “Registration Statement”). The Company will file with the Commission, pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 2 to the Registration Statement (the “Amendment”) once the staff of the Commission confirms that all of its comments to the Registration Statement have been addressed by the Company. The responses below correspond to the captions and numbers of the staff’s comments, which are reproduced in their entirety below. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to them in the Registration Statement.

Hong Kong	London	Los Angeles	Munich	NewYork	Palo Alto	San Francisco	Washington, D.C.

Securities and Exchange Commission

April 16, 2010

The Company’s responses are as follows:

Registration Statement

General

1.	We note your disclosure that you will, from time to time, pay interest due on the notes through the issuance of additional shares of common stock. Please list these shares in the Calculation of Registration Fee table and pay the registration fee.

Response: The Company has revised the Calculation of Registration Fee table that was included in the Registration Statement on Form S-3, originally filed with the Commission on February 12, 2010, in response to the staff’s comment. The revised cover page to the Amendment, including the revised Calculation of Registration Fee table, is attached to this letter as Exhibit A and will be included in the Amendment. The Company will pay the additional registration fee of $2,696 prior to filing the Amendment. Specifically, the Company has revised footnote (3) to the table to list separately the shares of the Company’s common stock that are issuable upon the conversion of the Notes, including shares issued pursuant to make whole premiums, for which no registration fee is payable pursuant to Rule 457(i) of the Securities Act, and the maximum number of shares of the Company’s common stock that are issuable on account of the Notes for interest paid through the issuance of additional shares of the Company’s common stock or as liquidated damages, for which a registration fee is payable. In all cases, the aggregate number of shares of common stock that are issuable on account of the Notes remains the same as was included in the original Calculation of Registration Fee table of 201,880,000 shares for $70,000,000 in aggregate principal amount of Notes.

Exhibit 5.1

2.	Revise to remove the assumptions contained in numbered sentences (v) and (vii) on page 2. Counsel should make the necessary inquiries to be satisfied that these assumptions are, in fact, true. Similarly, delete the words “and will comply with applicable laws” from numbered sentences (i) and (ii) and “all Securities will be issued and sold in compliance with applicable federal and state securities laws” from numbered sentence (iii).

Response: The Company has attached a revised Item 5.1 opinion of Kirkland & Ellis LLP as Exhibit B hereto (the “Item 5.1 Opinion”) in response to the staff’s comment. In addition, the Company has included a blacklined copy of the Item 5.1 Opinion marked to show changes from the version originally filed with the Commission on February 12, 2010 in the materials being hand delivered to the staff. For the staff’s convenience, the revised Item 5.1 Opinion as been annotated to indicate the specific changes made in response to the staff’s comments.

Securities and Exchange Commission

April 16, 2010

3.	With respect to sentence (vi) on page 2, please limit this to the Commission or other federal agencies and delete.

Response: The Item 5.1 Opinion has been revised in response to the staff’s comment.

4.	Please provide an opinion that the shares will be duly authorized.

Response: The Item 5.1 Opinion has been revised in response to the staff’s comment.

5.	Please provide an opinion that the Notes and Guarantees will be binding obligations of the registrant and the guarantors.

Response: The Item 5.1 Opinion has been revised in response to the staff’s comment.

6.	Refer to the last two sentences of the second paragraph on page 3. Please revise your opinion, or file the opinion of another legal counsel, opining upon the legally binding nature of the guarantees for those subsidiary guarantors incorporated under the laws of the states other than New York or Delaware.

Response: The Item 5.1 Opinion has been revised in response to the staff’s comment. In addition, the Company has included as Exhibit C hereto the form of opinions that it intends to file as additional Item 5 exhibits with the Amendment with respect to those Guarantors incorporated under the laws of Hawaii, Michigan, Oregon and Pennsylvania. The Company will arrange to have all local counsel opinions filed on the date the Registration Statement is declared effective by the Commission.

7.	Please confirm to us that you will re-file your opinion on the date of effectiveness. Alternatively, delete the words “as in effect on the date hereof” in the penultimate paragraph. In addition, remove references to a delayed offering.

Response: The Item 5.1 Opinion has been revised in response to the staff’s comment.

*     *     *     *     *

Securities and Exchange Commission

April 16, 2010

The Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at the number above with any further questions or comments regarding this filing.

Sincerely,

/s/ Dennis M. Myers
Dennis M. Myers, P.C.

Exhibit A

As filed with the Securities and Exchange Commission on April , 2010

Registration No. 333- 164877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 2

TO

FORM S-3

Registration Statement

Under

The Securities Act of 1933

YRC Worldwide Inc.

(Exact name of registrant as specified in its charter)

Delaware	48-0948788
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification Number)

10990 Roe Avenue

Overland Park, Kansas 66211

(913) 696-6100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Daniel J. Churay

Executive Vice President, General Counsel and Secretary

10990 Roe Avenue

Overland Park, Kansas 66211

(913) 696-6100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dennis M. Myers, P.C. Kirkland & Ellis LLP 300 North LaSalle Street Chicago, IL 60654 (312) 862-2000	Steven E. Siesser, Esq. Alan Wovsaniker, Esq. Lowenstein Sandler P.C. 1251 Avenue of the Americas New York, New York 10020 (212) 262-6700

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☐		Accelerated filer	☒

Non-accelerated filer	☐	(Do not ceck if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
6% Convertible Senior Notes due 2014	$70,000,000	100%	$70,000,000	$4,991(2)
Common Stock, $0.01 par value per share	201,880,000 shares(3)	—	—	$2,696
Guarantees of the 6% Convertible Senior Notes due 2014	—	—	—	— (4)

(1)	Equals the aggregate principal amount of notes being registered. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).
(2)	This amount was previously paid in connection with the initial filing of this registration statement with the Securities and Exchange Commission on February 12, 2010.
(3)	Pursuant to the indenture governing the notes, the maximum number of shares of common stock issuable on account of the notes in all cases is limited to an aggregate of 201,880,000 shares of common stock. For purposes of calculating the registration fee, an aggregate of 108,832,263 shares of common stock were allocated to shares issuable upon conversion of the notes, including shares issuable pursuant to a “make whole premium,” upon conversion of the notes in accordance with their terms and an aggregate of 93,047,737 shares of common stock were allocated to shares otherwise issuable on account of the notes, including shares of common stock issuable to pay interest on the notes or as liquidated damages. No additional consideration will be received for the common stock issuable upon conversion of the notes, and therefore no registration fee is required pursuant to Rule 457(i) under the Securities Act with respect to such shares. A registration fee of $2,696 is being paid with respect to 93,047,737 shares of common stock, which represents the maximum number of shares of common stock that could be issued to pay interest on the notes or as liquidated damages. Pursuant to Rule 416 under the Securities Act, the registrants are also registering such indeterminate number of shares of common stock as may be issued from time to time upon conversion of the notes as a result of the anti-dilution provisions thereof.
(4)	The notes are guaranteed by the guarantors named in the Table of Additional Registrants. No separate consideration will be paid in respect of the guarantees pursuant to Rule 457(n) of the Securities Act.

The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Exhibit B

Exhibit 5.1

300 North LaSalle Chicago, Illinois 60654
(312) 862-2000	Facsimile: (312) 862-2200
www.kirkland.com

April     , 2010

YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, Kansas 66211

Dear YRC Worldwide Inc.:

We are acting as special counsel to YRC Worldwide Inc., a Delaware corporation (the “Company”), and each of the Company’s subsidiaries listed on Schedule I hereto (collectively, the “Guarantors”), in connection with the preparation of the Registration Statement on Form S-3 (as amended or supplemented, the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2010, under the Securities Act of 1933, as amended (the “Securities Act”), by the Company and the Guarantors. The Registration Statement relates to the resale by the selling securityholders named therein from time to time, pursuant to Rule 415 of the General Rules and Regulations promulgated under the Securities Act (the “Rules”), of up to $70,000,000 in aggregate principal amount of the Company’s 6% Convertible Senior Notes due 2014 (the “Notes”), the guarantees of the Guarantors with respect to the Notes (the “Guarantees”) and up to 201,880,000 shares of the Company’s common stock, par value $0.01 per share, which are issuable on account of the Notes (the “Shares” and together with the Notes and the Guarantees, the “Securities”), as described in the Registration Statement.

On February 23, 2010, Notes in an aggregate principal amount of $49,800,000 (the “Initial Notes”), were issued pursuant to that certain Note Purchase Agreement (the “NPA”), dated as of February 10, 2010, by and among the Company, the Guarantors and the purchasers named therein and an indenture, dated as of February 23, 2010, by and among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Indenture” and collectively with the NPA, the “Transaction Documents”). Additional Notes in an aggregate principal amount of $20,200,000 (the “Additional Notes”) will be issued pursuant to the Transaction Documents provided that certain additional closing conditions as set forth in the NPA are satisfied or waived in accordance with the terms of the NPA. The Initial Notes and the Additional Notes are collectively referred to herein as the Notes.

Hong Kong	London	Los Angeles	Munich	NewYork	Palo Alto	San Francisco	Washington, D.C.

YRC Worldwide, Inc.

April     , 2010

In connection with the registration of the Securities, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including: (i) the organizational documents of the Company and the Guarantors, (ii) minutes and records of the corporate proceedings of the Company and the Guarantors, (iii) the Registration Statement and the exhibits thereto, (iv) the Transaction Documents and (v) the Initial Notes and the Guarantees in respect to the Initial Notes (the “Initial Guarantees”).

For purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the legal capacity of all natural persons, the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto other than the Company and the Guarantors and the due authorization, execution and delivery of all documents by the parties thereto other than the Company and the Guarantors. We have not independently established or verified any facts relevant to the opinion expressed herein, but have relied upon statements and representations of the officers and other representatives of the Company and the Guarantors.

We have also assumed that:

(i) the Registration Statement will be effective at the time the Securities are offered as contemplated by the Registration Statement;

(ii) any applicable prospectus supplement will have been prepared and filed with the Commission describing the Securities offered thereby to the extent necessary;

(iii) all Securities will be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement;

(iv) the Additional Notes and the Guarantees with respect to the Additional Notes (the “Additional Guarantees”) will be issued and sold in accordance with, and in the form and containing the terms as set forth in, the Transaction Documents; and

(v) the Company will have obtained any legally required consents, approvals, authorizations and other orders of the Commission and any other federal regulatory agencies necessary for the Securities to be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement.

YRC Worldwide, Inc.

April     , 2010

Based upon and subject to the qualifications, assumptions and limitations set forth herein, we are of the opinion that:

1. The Initial Notes constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms.

2. The Initial Guarantees constitute valid and binding obligations of the Guarantors enforceable against the respective Guarantors in accordance with their terms.

3. The Additional Notes and the Additional Guarantees, when duly authorized, executed and delivered by the Company and the Guarantors, respectively, in accordance with the Transaction Documents, will be valid and binding obligations of the Company and the Guarantors, respectively, enforceable against the Company and the respective Guarantors in accordance with their terms.

4. The Shares issuable on account of the Notes are duly authorized and, when issued and delivered by the Company in accordance with the terms of the Notes and the Indenture, will be validly issued, fully paid and non-assessable.

Our opinion expressed above is subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law affecting the enforcement of creditors’ rights generally, (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), (iii) public policy considerations which may limit the rights of parties to obtain certain remedies, and (iv) any laws except the federal securities laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware, including the applicable provisions of the Delaware constitution and reported judicial decisions interpreting these laws and, with respect to YRC Logistics Services, Inc., an Illinois corporation, the Illinois Business Corporation Act of 1983. For purposes of our opinion that the Initial Guarantees are valid and binding obligations of the Guarantors and that the Additional Guarantees, when duly authorized, executed and delivered by the Guarantors in accordance with the Transaction Documents, will be valid and binding obligations of the Guarantors, we have, without conducting any research or investigation with respect thereto, relied on the opinions of: (i) Morgan Lewis & Bockins LLP, with respect to Roadway Next Day Corporation and USF Glen Moore Inc., each a Pennsylvania corporation, (ii) Clark Hill PLC, with respect to USF Holland Inc., a Michigan corporation, (iii) Stoel Rivers LLP, with respect to USF Reddaway Inc., an Oregon corporation, and (iv) Kobayashi, Sugifa & Goda, with respect to IMUA Handling Corporation, a Hawaii

YRC Worldwide, Inc.

April     , 2010

corporation, that such Guarantors have the requisite corporate power and authority to perform their respect obligations under the Indenture and the applicable Guarantees and that such Guarantees do not conflict with, or require consents under the laws of the Guarantors’ respective states of organization. We are not licensed to practice in any of these states.

We express no opinion with respect to the enforceability of: (i) consents to, or restrictions upon, judicial relief or jurisdiction or venue; (ii) waivers of rights or defenses with respect to stay, extension or usury laws; (iii) advance waivers of claims, defenses, rights granted by law, or notice, opportunity for hearing, evidentiary requirements, statutes of limitation, trial by jury or at law, or other procedural rights; (iv) waivers of broadly or vaguely stated rights; (v) provisions for exclusivity, election or cumulation of rights or remedies; (vi) provisions authorizing or validating conclusive or discretionary determinations; (vii) grants of setoff rights; (viii) provisions for the payment of attorneys’ fees where such payment is contrary to law or public policy; (ix) proxies, powers and trusts; (x) restrictions upon non-written modifications and waivers; (xi) provisions prohibiting, restricting, or requiring consent to assignment or transfer of any right or property; (xii) any provision to the extent it requires any party to indemnify any other person against loss in obtaining the currency due following a court judgment in another currency; and (xiii) provisions for liquidated damages, default interest, late charges, monetary penalties, make-whole premiums or other economic remedies to the extent such provisions are deemed to constitute a penalty.

To the extent that the obligations of the Company under the Indenture may be dependent on such matters, we assume for purposes of this opinion that the applicable trustee is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; that such trustee is duly qualified to engage in the activities contemplated by the Indenture; that the Indenture has been duly authorized, executed and delivered by the applicable trustee and constitutes the legally valid and binding obligations of such trustee, enforceable against such trustee in accordance with its terms; that the applicable trustee is in compliance, generally and with respect to acting as an agent under the Indenture with all applicable laws and regulations; and that the applicable trustee has the requisite organizational and legal power and authority to perform its obligations under the Indenture.

We hereby consent to the filing of this opinion with the Commission as Exhibit 5.1 to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission. This opinion and consent may be incorporated by reference in a subsequent registration statement filed pursuant to Rule 462(b) of the Rules with respect to the registration of additional Securities for sale in any offering contemplated by the Registration Statement and shall cover such additional Securities.

YRC Worldwide, Inc.

April     , 2010

We do not find it necessary for the purposes of this opinion, and accordingly we do not purport to cover herein, the application of the securities or “Blue Sky” laws of the various states to the sale of the Securities.

This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein. The Securities may be sold from time to time by the holders thereof as contemplated by the Registration Statement, and this opinion is limited to the laws, including the Rules, as in effect on the date on which the Registration Statement is declared effective by the Commission under the Securities Act, which laws are subject to change with possible retroactive effect. We assume no obligation to revise or supplement this opinion should the present federal securities laws of the United States, laws of the State of New York, the General Corporation Law of the State of Delaware or the Illinois Business Corporation Act of 1983 be changed by legislative action, judicial decision or otherwise.

This opinion is furnished to you in connection with the filing of the Registration Statement, and is not to be used, circulated, quoted or otherwise relied upon for any other purpose.

Sincerely,

/s/ Kirkland & Ellis LLP

Kirkland & Ellis LLP

Schedule I

Subsidiary Guarantors

Exact Name as Specified in its Charter	State of Incorporation or Organization
Globe.com Lines, Inc.	Delaware
YRC Inc.	Delaware
YRC Logistics, Inc.	Delaware
YRC Logistics Global, Inc.	Delaware
Roadway LLC	Delaware
Roadway Next Day Corporation	Pennsylvania
YRC Enterprise Services, Inc.	Delaware
YRC Regional Transportation, Inc.	Delaware
USF Sales Corporation	Delaware
USF Holland Inc.	Michigan
USF Reddaway Inc.	Oregon
USF Glen Moore Inc.	Pennsylvania
YRC Logistics Services, Inc.	Illinois
IMUA Handling Corporation	Hawaii

Hong Kong	London	Los Angeles	Munich	NewYork	Palo Alto	San Francisco	Washington, D.C.

Exhibit C

Exhibit 5.2

KOBAYASHI SUGITA & GODA ATTORNEYS • AT • LAW	999 Bishop Street, Suite 2600 Honolulu, Hawaii 96813-4430 Telephone: 808-539-8700 Facsimile: 808-539-8799 E-Mail: dbt@ksglaw.com

Bert T. Kobayashi, Jr.*

Kenneth Y. Sugita*

Alan M. Goda*

Lex R. Smith*

Wendell H. Fuji*

Robert K. Ichikawa*

Clifford K. Higa*

John F. Lezak*

Larry L. Myers*

Craig K. Shikuma*

Christopher T. Kobayashi*

Burt T. Lau*

David B. Tongg*

Bruce A. Nakamura*

Lanson K. Kupau*

Kenneth M. Nakasone*

*A Law Corporation

Gregory M. Sato*

Joseph A. Stewart*

Robert A. Ueoka*

Charles W. Gall*

-------------------

Michael M. Colon

Neal T. Gota

Jonathan S. Moore

Lisa K.Y. Nakahara

Shohei Nishimoto

Jesse W. Schiel

Doris Tam

Thao T. Tran

Maria Y.Y. Wang

Sarah S.P. Wong

Thomas H. Yee

April     , 2010

Imua Handling Corporation

c/o YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, Kansas 66211

Re:	Registration Statement on Form S-3 (File No. 333-164877)

Ladies and Gentlemen:

We are issuing this opinion letter in our capacity as special counsel to Imua Handling Corporation, a Hawaii corporation (the “Guarantor”), in connection with the preparation of the Registration Statement on Form S-3 (File No. 333-164877) (as amended or supplemented, the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2010, under the Securities Act of 1933, as amended (the “Securities Act”), by YRC Worldwide Inc., a Delaware corporation (the “Company”), the Guarantor and the other guarantors named therein (collectively, the “Guarantors”). The Registration Statement relates to the resale by the selling security holders named therein from time to time, pursuant to Rule 415 of the General Rules and Regulations promulgated under the Securities Act (the “Rules”), of up to $70,000,000 in aggregate principal amount of the Company’s 6% Convertible Senior Notes due 2014 (the “Notes”), the guarantees of the Guarantors with respect to the Notes (the “Guarantees”) and up to 201,880,000 shares of the Company’s common stock, par value $0.01 per share, which are issuable on account of the Notes (the “Shares” and together with the Notes and the Guarantees, the “Securities”), as described in the Registration Statement.

On February 23, 2010, Notes in an aggregate principal amount of $49,800,000 (the “Initial Notes”), were issued pursuant to that certain Note Purchase Agreement (the “NPA”), dated as of February 10, 2010, by and among the Company, the Guarantors and the purchasers named therein and an indenture, dated as of February 23, 2010, by and among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Indenture” and collectively with

Imua Handling Corporation

April     , 2010

the NPA, the “Transaction Documents”). Additional Notes in an aggregate principal amount of $20,200,000 (the “Additional Notes”) will be issued pursuant to the Transaction Documents provided that certain additional closing conditions as set forth in the NPA are satisfied or waived in accordance with the terms of the NPA. The Initial Notes and the Additional Notes are collectively referred to herein as the Notes.

In connection with the registration of the Securities, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including: (i) the organizational documents of the Guarantor, (ii) minutes and records of the corporate proceedings of the Guarantor, (iii) the Registration Statement and the exhibits thereto, (iv) the Transaction Documents and (v) the Initial Notes and the Guarantees in respect to the Initial Notes (the “Initial Guarantees”).

Further, we have reviewed and examined the Certificate of Good Standing for the Guarantor dated April     , 2010, issued and certified by the Director of Commerce and Consumer Affairs of the State of Hawaii on such date, and have made such legal and factual examinations and have made such inquiries and examined such other documents as deemed necessary or appropriate for the purposes of this opinion.

In addition, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, certificates of public officials and other documents and instruments as we have deemed necessary or advisable for purposes of this opinion. This opinion is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord (1991) of the Section of Business Law of the American Bar Association (the “Accord”). As a consequence, this opinion is subject to a number of qualifications, assumptions, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord, and this opinion should be read in conjunction therewith. The phrase “Primary Lawyer Group”, as used in the Accord, is hereby modified and for purposes of applying the Accord to this opinion, such phrase shall mean David B. Tongg.

For purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the legal capacity of all natural persons, the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto other than the Guarantor and the due authorization, execution and delivery of all documents by the parties thereto other than the Guarantor. As to any facts material to the opinions expressed herein which we have not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Company, the Guarantor and others.

We have also assumed that:

Imua Handling Corporation

April     , 2010

(i) the Registration Statement will be effective at the time the Securities are offered as contemplated by the Registration Statement;

(ii) any applicable prospectus supplement will have been prepared and filed with the Commission describing the Securities offered thereby to the extent necessary;

(iii) all Securities will be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement;

(iv) the Additional Notes and the Guarantees with respect to the Additional Notes (the “Additional Guarantees”) will be issued and sold in accordance with, and in the form and containing the terms as set forth in, the Transaction Documents; and

(v) the Company will have obtained any legally required consents, approvals, authorizations and other orders of the Commission and any other federal regulatory agencies necessary for the Securities to be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement.

Based upon and subject to the foregoing qualifications, assumptions and limitations and the further limitations set forth below, we are of the opinion that:

1.	The Guarantor is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Hawaii.

2.	The Guarantor has duly authorized, executed and delivered the Indenture and the Initial Guarantees and has the corporate power and authority to perform its obligations under the Indenture and the Initial Guarantees and has the corporate power and authority to execute and deliver, and perform its obligations under, any Additional Guarantees issued pursuant to the Transaction Documents.

3.	No consent, waiver, approval, authorization or order of any State of Hawaii court or governmental authority of the State of Hawaii was required in connection with the execution and delivery of the Indenture and the Initial Guarantees or will be required in connection with the execution and delivery of the Additional Guarantees issued pursuant to the Transaction Documents.

4.

The execution and delivery of the Indenture by the Guarantor and the performance by the Guarantor of its obligations thereunder (including with respect to the Initial Guarantee) do not and will not conflict with or constitute or result in a breach or default under (or an event which with notice or the passage of time or both would constitute a default under) or result in the creation of a lien or encumbrance under or violation of any of,

Imua Handling Corporation

April     , 2010

(i) the articles of incorporation or bylaws of the Guarantor or (ii) any state or governmental rule or regulation of the State of Hawaii.

Our opinion expressed above is subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of: (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law affecting the enforcement of creditors’ rights generally; (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); (iii) public policy considerations which may limit the rights of parties to obtain certain remedies; (iv) any laws except the laws of the State of Hawaii and the State of Hawaii case law decided thereunder; and (v) the “Blue Sky” laws and regulations of the State of Hawaii.

This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein. The Securities may be sold from time to time by the holders thereof as contemplated by the Regulation Statement, and this opinion is limited to the laws, including the rules and regulations, as in effect on the date hereof, which laws are subject to change with possible retroactive effect. We assume no obligation to revise or supplement this opinion should the present laws of the State of Hawaii be changed by legislative action, judicial decision or otherwise.

This opinion is furnished to you in connection with the filing of the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act. Kirkland &Ellis LLP may rely upon this opinion in connection with its opinion addressed to the Company, dated the date hereof and filed with the Registration Statement, to the same extent as if it were an addressee hereof.

We hereby consent to the filing of this opinion with the commission as Exhibit 5.2 to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement with respect to the laws of the State of Hawaii. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

David B. Tongg

for

KOBAYASHI, SUGITA & GODA

Jeffrey J. Van Winkle

T 616.608.1113

F 616.608.1173

Email: jvanwinkle@clarkhill.com

April     , 2010

Exhibit 5.3

USF Holland Inc.

c/o YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, Kansas 66211

Re: Registration Statement on Form S-3 (File No. 333-164877)

Ladies and Gentlemen:

We are issuing this opinion letter in our capacity as special counsel to USF Holland Inc., a Michigan corporation (the “Guarantor”), in connection with the preparation of the Registration Statement on Form S-3 (File No. 333-164877)(as amended or supplemented, the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2010, under the Securities Act of 1933, as amended (the “Securities Act”), by the Company, the Guarantor and the other guarantors named therein (collectively, the “Guarantors”). The Registration Statement relates to the resale by the selling securityholders named therein from time to time, pursuant to Rule 415 of the General Rules and Regulations promulgated under the Securities Act (the “Rules”), of up to $70,000,000 in aggregate principal amount of the Company’s 6 percent Convertible Senior Notes due 2014 (the “Notes”), the guarantees of the Guarantors with respect to the Notes (the “Guarantees”) and up to 201,880,000 shares of the Company’s common stock, par value $0.01 per share, which are issuable on account of the Notes (the “Shares,” and together with the Notes and the Guarantees, the “Securities”), as described in the Registration Statement.

RE: USF Holland Inc.

April     , 2010

On February 23, 2010, Notes in an aggregate principal amount of $49,800,000 (the “Initial Notes”), were issued pursuant to that certain Note Purchase Agreement (the “NPA”), dated as of February 10, 2010, by and among the Company, the Guarantors and the purchasers named therein and an indenture, dated as of February 23, 2010, by and among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Indenture” and collectively with the NPA, the “Transaction Documents”). Additional Notes in an aggregate principal amount of $20,200,000 (the “Additional Notes”) will be issued pursuant to the Transaction Documents provided that certain additional closing conditions as set forth in the NPA are satisfied or waived in accordance with the terms of the NPA. The Initial Notes and the Additional Notes are collectively referred to herein as the Notes.

In connection with the registration of the Securities, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including: (i) the Articles of Incorporation of the Guarantor, as amended, (ii) the Amended and Restated Bylaws of the Guarantor, as adopted on June 10, 2005, (iii) the written consent of the Board of Directors of the Guarantor, dated February 9, 2010, (iv) the Registration Statement and the exhibits thereto, (v) the Transaction Documents and (vi) the Initial Notes and the Guarantees in respect to the Initial Notes (the “Initial Guarantees”).

For purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the legal capacity of all natural persons, the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto other than the Company and the Guarantors and the due authorization, execution and delivery of all documents by the parties thereto other than the Company and the Guarantors. We have not independently established or verified any facts relevant to the opinion expressed herein, but have relied upon statements and representations of the officers and other representatives of the Company and the Guarantors.

We have also assumed that:

(i) the Registration Statement will be effective at the time the Securities are offered as contemplated by the Registration Statement;

(ii) any applicable prospectus supplement will have been prepared and filed with the Commission describing the Securities offered thereby to the extent necessary;

RE: USF Holland Inc.

April     , 2010

(iii) all Securities will be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement;

(iv) the Additional Notes and the Guarantees with respect to the Additional Notes (the “Additional Guarantees”) will be issued and sold in accordance with, and in the form and containing the terms as set forth in, the Transaction Documents; and

(v) the Company will have obtained any legally required consents, approvals, authorizations and other orders of the Commission and any other federal regulatory agencies necessary for the Securities to be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement.

Based upon and subject to the foregoing qualifications, assumptions and limitations and the further limitations set forth below, we are of the opinion that:

1.	The Guarantor is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Michigan.

2.	The Guarantor has duly authorized, executed and delivered the Indenture and the Initial Guarantees and has the corporate power and authority to perform its obligations under the Indenture and the Initial Guarantees and has the corporate power and authority to execute and deliver, and perform its obligations under, any Additional Guarantees issued pursuant to the Transaction Documents.

3.	No consent, waiver, approval, authorization or order of any State of Michigan court or governmental authority of the State of Michigan was required in connection with the execution and delivery of the Indenture and the Initial Guarantees or will be required in connection with the execution and delivery of the Additional Guarantees issued pursuant to the Transaction Documents.

4.	The execution and delivery of the Indenture by the Guarantor and the performance by the Guarantor of its obligations thereunder (including with respect to the Initial Guarantee) do not and will not conflict with or constitute or result in a breach or default under (or an event which with notice or the passage of time or both would constitute a default under) or result in the creation of a lien or encumbrance under or violation of any of, (i) the articles of incorporation or bylaws of the Guarantor or (ii) any state or governmental rule or regulation of the Michigan.

Our opinion expressed above is subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of: (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law affecting the enforcement of creditors’ rights generally; (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); (iii) public

RE: USF Holland Inc.

April     , 2010

policy considerations which may limit the rights of parties to obtain certain remedies; (iv) any laws except the laws of the State of Michigan and the Michigan case law decided thereunder; and (v) the “Blue Sky” laws and regulations of Michigan.

This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein. The Securities may be sold from time to time by the holders thereof as contemplated by the Registration Statement, and this opinion is limited to the laws, including the rules and regulations, as in effect on the date hereof, which laws are subject to change with possible retroactive effect. We assume no obligation to revise or supplement this opinion should the present laws of the State of Michigan be changed by legislative action, judicial decision or otherwise.

This opinion is furnished to you in connection with the filing of the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act. Kirkland & Ellis LLP may rely upon this opinion in connection with its opinion addressed to the Company, dated the date hereof and filed with the Registration Statement, to the same extent as if it were an addressee hereof.

We hereby consent to the filing of this opinion with the commission as Exhibit 5.3 to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement with respect to the laws of the State of Michigan. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Sincerely,

CLARK HILL PLC

[LETTERHEAD]

Exhibit 5.4

April     , 2010

USF Reddaway Inc.

c/o YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, Kansas 66211

Re:      Registration Statement on Form S-3 (File No. 333-164877)

Ladies and Gentlemen:

We are issuing this opinion letter in our capacity as special counsel to USF Reddaway Inc., an Oregon corporation (the “Guarantor”), in connection with the preparation of the Registration Statement on Form S-3 (File No. 333-164877) (as amended or supplemented, the “Registration Statement”).

You have advised us as follows:

(a) That the Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2010, under the Securities Act of 1933, as amended (the “Securities Act”), by YRC Worldwide Inc., a Delaware corporation (the “Company”), the Guarantor and certain other guarantors named therein (collectively, the “Guarantors”).

(b) The Registration Statement relates to the resale by the selling securityholders named therein from time to time, pursuant to Rule 415 of the General Rules and Regulations promulgated under the Securities Act (the “Rules”), of up to $70,000,000 in aggregate principal amount of the Company’s 6% Convertible Senior Notes due 2014 (the “Notes”), the guarantees of the Guarantors with respect to the Notes (the “Guarantees”) and up to 201,880,000 shares of the Company’s common stock, par value $0.01 per share, which are issuable on account of the Notes (the “Shares” and together with the Notes and the Guarantees, the “Securities”).

(c) On February 23, 2010, Notes in an aggregate principal amount of $49,800,000 (the “Initial Notes”), were issued pursuant to that certain Note Purchase Agreement (the “NPA”), dated as of February 10, 2010, by and among the Company, the Guarantors and the purchasers named therein and an indenture, dated as of February 23, 2010, by and among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Indenture” and collectively with the NPA, the “Transaction Documents”).

(d) Additional Notes in an aggregate principal amount of $20,200,000 (the “Additional Notes”) will be issued pursuant to the Transaction Documents provided that certain additional closing conditions as set forth in the NPA are satisfied or waived in accordance with the terms of the NPA. The Initial Notes and the Additional Notes are collectively referred to herein as the Notes.

USF Reddaway Inc.

April     , 2010

In connection with the registration of the Securities, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including: (a) the organizational documents of the Guarantor, (b) minutes and records of the corporate proceedings of the Guarantor, (c) the Transaction Documents, (d) the Initial Notes, (e) the Guarantee by Guarantor in respect to the Initial Notes (the “Initial Guarantee”), (f) the form of Additional Note, and (g) the form of Guarantee with respect to the Additional Notes (the “Additional Guarantees”).

For purposes of this opinion, in addition to the foregoing, which we have assumed is correct, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the legal capacity of all natural persons, the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto other than the Guarantor and the due authorization, execution and delivery of all documents by the parties thereto other than the Guarantor. We have not independently investigated, established or verified any facts relevant to the opinion expressed herein, but have relied upon statements and representations of the officers and other representatives of the Company and the Guarantors.

We have also assumed that:

(i) the Registration Statement will be effective at the time the Securities are offered as contemplated by the Registration Statement;

(ii) any applicable prospectus supplement will have been prepared and filed with the Commission describing the Securities offered thereby to the extent necessary;

(iii) all Securities will be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement and in compliance with applicable federal and state securities laws;

(iv) the Initial Notes and the Initial Guarantees were issued and sold in accordance with, and in the form and containing the terms as set forth in, the Transaction Documents and in compliance with applicable federal and state securities laws;

(v) the Additional Notes and the Additional Guarantees will be issued and sold in accordance with, and in the form and containing the terms as set forth in, the Transaction Documents and in compliance with applicable federal and state securities laws; and

(vi) the Company will have obtained any legally required consents, approvals, authorizations and other orders of the Commission and any other regulatory agencies necessary for the Securities to be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement.

USF Reddaway Inc.

April     , 2010

Based upon and subject to the foregoing qualifications, assumptions and limitations and the further limitations set forth below, we are of the opinion that:

1.	The Guarantor is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Oregon.

2.	The Guarantor has duly authorized, executed and delivered the Indenture and the Initial Guarantees and has the corporate power and authority to perform its obligations under the Indenture and the Initial Guarantees and has the corporate power and authority to execute and deliver, and perform its obligations under, any Additional Guarantees issued pursuant to the Transaction Documents.

3.	No consent, waiver, approval, authorization or order of any State of Oregon court or governmental authority of the State of Oregon was required in connection with the execution and delivery of the Indenture and the Initial Guarantees or will be required in connection with the execution and delivery of the Additional Guarantees issued pursuant to the Transaction Documents.

4.	The execution and delivery of the Indenture by the Guarantor and the performance by the Guarantor of its obligations thereunder (including with respect to the Initial Guarantee) do not and will not conflict with or constitute or result in a breach or default under (or an event which with notice or the passage of time or both would constitute a default under) or result in the creation of a lien or encumbrance under or violation of any of, (i) the articles of incorporation or bylaws of the Guarantor or (ii) any state or governmental rule or regulation of the State of Oregon.

Our opinion expressed above is subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of: (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law affecting the enforcement of creditors’ rights generally; (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); (iii) public policy considerations which may limit the rights of parties to obtain certain remedies; (iv) any laws except the laws of the State of Oregon and the Oregon case law decided thereunder; and (v) the “Blue Sky” laws and regulations of State of Oregon.

This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein. You have advised us that the Securities may be sold from time to time by the holders thereof as contemplated by the Registration Statement, and this opinion is limited to the laws, including the rules and regulations, as in effect on the date hereof, which laws are subject to change with possible retroactive effect. We assume no obligation to revise or supplement this opinion should the present laws of the State of Oregon be changed by legislative action, judicial decision or otherwise.

USF Reddaway Inc.

April     , 2010

This opinion is furnished to you in connection with the filing of the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act. Kirkland & Ellis LLP may rely upon this opinion in connection with its opinion addressed to the Company, dated the date hereof and filed with the Registration Statement, to the same extent as if it were an addressee hereof.

We hereby consent to the filing of this opinion with the commission as Exhibit 5.4 to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement with respect to the laws of the State of Oregon. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

STOEL RIVES, LLP

By:
Gary R. Barnum

[LETTERHEAD]

Exhibit 5.5

April     , 2010

Roadway Next Day Corporation

c/oYRC Worldwide Inc.

10990 Roe Avenue

Overland Park, Kansas 66211

Re:	Registration Statement on Form S-3 (File No. 333-164877)

Ladies and Gentlemen:

We are issuing this opinion letter in our capacity as special counsel to Roadway Next Day Corporation, a Pennsylvania corporation (the “Pennsylvania Guarantor”), in connection with the preparation of the Registration Statement on Form S-3 (File No. 333-164877) (as amended, the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2010, under the Securities Act of 1933, as amended (the “Securities Act”), by the Company, the Pennsylvania Guarantor and the other guarantors named therein (collectively, the “Guarantors”). The Registration Statement relates to the resale by the selling securityholders named therein from time to time, pursuant to Rule 415 of the General Rules and Regulations promulgated under the Securities Act (the “Rules”), of up to $70,000,000 in aggregate principal amount of the Company’s 6% Convertible Senior Notes due 2014 (the “Notes”), the guarantees of the Guarantors with respect to the Notes (the “Guarantees”), and up to 201,880,000 shares of the Company’s common stock, par value $0.01 per share, which are issuable on account of the Notes (the “Shares” and, collectively with the Notes and the Guarantees, the “Securities”), as described in the Registration Statement.

We understand that on February 23, 2010, Notes in an aggregate principal amount of $49,800,000 (the “Initial Notes”), were issued pursuant to that certain Note Purchase Agreement (the “NPA”), dated as of February 10, 2010, by and among the Company, the Guarantors and the purchasers named therein, and an indenture, dated as of February 23, 2010, by and among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Indenture” and, collectively with the NPA, the “Transaction Documents”). We understand that additional Notes in an aggregate principal amount of $20,200,000 (the “Additional Notes”) may be issued pursuant to the Transaction Documents provided that certain additional closing conditions as set forth in the NPA are satisfied or waived in accordance with the terms of the NPA. The Initial Notes and the Additional Notes are collectively referred to herein as the “Notes.”

In connection with the registration of the offering of the Securities for resale by the selling securityholders named in the Registration Statement, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including: (i) the organizational documents of the Pennsylvania Guarantor, (ii) minutes and records of the corporate proceedings of the Pennsylvania Guarantor, (iii) the Registration Statement and the

Roadway Next Day Corporation

April     , 2010

exhibits thereto, (iv) the Transaction Documents, (v) the Initial Notes and the Guarantees in respect to the Initial Notes (the “Initial Guarantees”), and (vi) such other documents and records, and other instruments as we have deemed appropriate for purposes of the opinions set forth here.

For purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as certified, facsimile or photostatic copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the legal capacity of all natural persons, the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto other than the Pennsylvania Guarantor and the due authorization, execution and delivery of all documents by the parties thereto other than the Pennsylvania Guarantor. As to any facts material to the opinions expressed herein which we have not independently established or verified, we have relied without investigation upon statements and representations of officers and other representatives of the Company, the Pennsylvania Guarantor and others.

We have also assumed that:

(i) the Registration Statement will be effective at the time the Securities are offered as contemplated by the Registration Statement;

(ii) any applicable prospectus supplement will have been prepared and filed with the Commission describing the Securities offered thereby to the extent necessary;

(iii) all Securities will be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement;

(iv) the Additional Notes and the Guarantees with respect to the Additional Notes (the “Additional Guarantees”) will be issued and sold in accordance with, and will be identical to the form and contain the terms as set forth in, the Transaction Documents; and

(v) the Company will have obtained any legally required consents, approvals, authorizations and other orders of the Commission and any other federal or state regulatory agencies necessary for the Securities to be offered and sold in the manner stated in the prospectus included in the Registration Statement or any applicable prospectus supplement.

Based upon and subject to the foregoing qualifications, assumptions and limitations and the further limitations and qualifications set forth below, we are of the opinion that:

1.	The Pennsylvania Guarantor is a corporation validly existing and presently subsisting under the laws of the Commonwealth of Pennsylvania.

2.	The Pennsylvania Guarantor has duly authorized, executed and delivered the Indenture and the Initial Guarantees and has the corporate power and authority to enter into and perform its obligations under the Indenture and the Initial Guarantees and has the corporate power and authority to execute and deliver, and perform its obligations under, any Additional Guarantees issued pursuant to the Transaction Documents.

Roadway Next Day Corporation

April     , 2010

3.	No consent, waiver, approval, authorization or order of any governmental authority of the Commonwealth of Pennsylvania was required in connection with the execution and delivery by the Pennsylvania Guarantor of the Indenture and the Initial Guarantees or will be required in connection with the execution and delivery by the Pennsylvania Guarantor of the Additional Guarantees issued pursuant to the Transaction Documents.

4.	The execution and delivery of the Indenture by the Pennsylvania Guarantor and the performance by the Pennsylvania Guarantor of its obligations thereunder (including with respect to the Initial Guarantee) do not and will not conflict with or constitute or result in a breach or default under (or an event which with notice or the passage of time or both would constitute a default under) or result in the creation of a lien or encumbrance under or violation of any of, (i) the articles of incorporation or bylaws of the Pennsylvania Guarantor or (ii) any law of the Commonwealth of Pennsylvania or any rule or regulation thereunder.

Our opinions expressed above are subject to the following limitations, exceptions, assumptions and qualifications:

A.	We express no opinion as to the applicability of, compliance with, or effect of: (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law affecting the enforcement of creditors’ rights generally; (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); (iii) public policy considerations which may limit the rights of parties to obtain certain remedies; (iv) any laws except the laws of the Commonwealth of Pennsylvania and the Commonwealth of Pennsylvania case law decided thereunder; and (v) the “Blue Sky” laws and regulations of the Commonwealth of Pennsylvania or any other state.

B.	For purposes of our opinion in paragraph 1 hereof as to the valid existence and subsistence of the Pennsylvania Guarantor, we have relied solely upon a subsistence certificate issued by the appropriate authorities in the Commonwealth of Pennsylvania.

C.	For purposes of the opinions in paragraph 4 hereof, we have considered only such laws, regulations, and rules that in our experience are typically applicable to a transaction of the nature contemplated by the Transaction Documents.

This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein. The Securities may be sold from time to time by the holders thereof as contemplated by the Registration Statement, and this opinion is limited to the laws, including the rules and regulations, as in effect on the date hereof, which laws are subject to change with possible retroactive effect. We assume no obligation or responsibility to revise, update or supplement this opinion as of any date subsequent to its date, and we assume no responsibility for advising you of any changes with respect to any matters described in this opinion letter should the present laws of the Commonwealth of Pennsylvania be changed by legislative action, judicial decision or otherwise or from the discovery, subsequent to the date hereof, of information not previously known to us pertaining to the events occurring prior to such date.

Roadway Next Day Corporation

April     , 2010

This opinion is furnished to you in connection with the filing of the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act promulgated by the Commission. Kirkland & Ellis LLP may rely upon this opinion in connection with its opinion addressed to the Company, dated the date hereof and filed with the Registration Statement, to the same extent as if it were an addressee hereof.

We hereby consent to the filing of this opinion with the commission as Exhibit 5.5 to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the prospectus included in the Registration Statement with respect to the laws of the Commonwealth of Pennsylvania. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Sincerely,

[LETTERHEAD]

Exhibit 5.6

April     , 2010

USF Glen Moore Inc.

c/o YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, Kansas 66211

Re:    Registration Statement on Form S-3 (File No. 333-164877)

Ladies and Gentlemen:

We are issuing this opinion letter in our capacity as special counsel to USF Glen Moore Inc., a Pennsylvania corporation (the “Pennsylvania Guarantor”), in connection with the preparation of the Registration Statement on Form S-3 (File No. 333-164877) (as amended, the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2010, under the Securities Act of 1933, as amended (the “Securities Act”), by the Company, the Pennsylvania Guarantor and the other guarantors named therein (collectively, the “Guarantors”). The Registration Statement relates to the resale by the selling securityholders named therein from time to time, pursuant to Rule 415 of the General Rules and Regulations promulgated under the Securities Act (the “Rules”), of up to $70,000,000 in aggregate principal amount of the Company’s 6% Convertible Senior Notes due 2014 (the “Notes”), the guarantees of the Guarantors with respect to the Notes (the “Guarantees”), and up to 201,880,000 shares of the Company’s common stock, par value $0.01 per share, which are issuable on account of the Notes (the “Shares” and, collectively with the Notes and the Guarantees, the “Securities”), as described in the Registration Statement.

We understand that on February 23, 2010, Notes in an aggregate principal amount of $49,800,000 (the “Initial Notes”), were issued pursuant to that certain Note Purchase Agreement (the “NPA”), dated as of February 10, 2010, by and among the Company, the Guarantors and the purchasers named therein, and an indenture, dated as of February 23, 2010, by and among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Indenture” and, collectively with the NPA, the “Transaction Documents”). We understand that additional Notes in an aggregate principal amount of $20,200,000 (the “Additional Notes”) may be issued pursuant to the Transaction Documents provided that certain additional closing conditions as set forth in the NPA are satisfied or waived in accordance with the terms of the NPA. The Initial Notes and the Additional Notes are collectively referred to herein as the “Notes.”

In connection with the registration of the offering of the Securities for resale by the selling securityholders named in the Registration Statement, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including: (i) the organizational documents of the Pennsylvania Guarantor, (ii) minutes and records of the corporate proceedings of the Pennsylvania Guarantor, (iii) the Registration Statement and the

USF Glen Moore Inc.

April     , 2010

exhibits thereto, (iv) the Transaction Documents, (v) the Initial Notes and the Guarantees in respect to the Initial Notes (the “Initial Guarantees”), and (vi) such other documents and records, and other instruments as we have deemed appropriate for purposes of the opinions set forth here.

For purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as certified, facsimile or photostatic copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the legal capacity of all natural persons, the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto other than the Pennsylvania Guarantor and the due authorization, execution and delivery of all documents by the parties thereto other than the Pennsylvania Guarantor. As to any facts material to the opinions expressed herein which we have not independently established or verified, we have relied without investigation upon statements and representations of officers and other representatives of the Company, the Pennsylvania Guarantor and others.

We have also assumed that:

(i) the Registration Statement will be effective at the time the Securities are offered as contemplated by the Registration Statement;

(ii) any applicable prospectus supplement will have been prepared and filed with the Commission describing the Securities offered thereby to the extent necessary;

(iii) all Securities will be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement;

(iv) the Additional Notes and the Guarantees with respect to the Additional Notes (the “Additional Guarantees”) will be issued and sold in accordance with, and will be identical to the form and contain the terms as set forth in, the Transaction Documents; and

(v) the Company will have obtained any legally required consents, approvals, authorizations and other orders of the Commission and any other federal or state regulatory agencies necessary for the Securities to be offered and sold in the manner stated in the prospectus included in the Registration Statement or any applicable prospectus supplement.

Based upon and subject to the foregoing qualifications, assumptions and limitations and the further limitations and qualifications set forth below, we are of the opinion that:

1.	The Pennsylvania Guarantor is a corporation validly existing and presently subsisting under the laws of the Commonwealth of Pennsylvania.

2.	The Pennsylvania Guarantor has duly authorized, executed and delivered the Indenture and the Initial Guarantees and has the corporate power and authority to enter into and perform its obligations under the Indenture and the Initial Guarantees and has the corporate power and authority to execute and deliver, and perform its obligations under, any Additional Guarantees issued pursuant to the Transaction Documents.

USF Glen Moore Inc.

April     , 2010

3.	No consent, waiver, approval, authorization or order of any governmental authority of the Commonwealth of Pennsylvania was required in connection with the execution and delivery by the Pennsylvania Guarantor of the Indenture and the Initial Guarantees or will be required in connection with the execution and delivery by the Pennsylvania Guarantor of the Additional Guarantees issued pursuant to the Transaction Documents.

4.	The execution and delivery of the Indenture by the Pennsylvania Guarantor and the performance by the Pennsylvania Guarantor of its obligations thereunder (including with respect to the Initial Guarantee) do not and will not conflict with or constitute or result in a breach or default under (or an event which with notice or the passage of time or both would constitute a default under) or result in the creation of a lien or encumbrance under or violation of any of, (i) the articles of incorporation or bylaws of the Pennsylvania Guarantor or (ii) any law of the Commonwealth of Pennsylvania or any rule or regulation thereunder.

Our opinions expressed above are subject to the following limitations, exceptions, assumptions and qualifications:

A.	We express no opinion as to the applicability of, compliance with, or effect of: (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law affecting the enforcement of creditors’ rights generally; (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); (iii) public policy considerations which may limit the rights of parties to obtain certain remedies; (iv) any laws except the laws of the Commonwealth of Pennsylvania and the Commonwealth of Pennsylvania case law decided thereunder; and (v) the “Blue Sky” laws and regulations of the Commonwealth of Pennsylvania or any other state.

B.	For purposes of our opinion in paragraph 1 hereof as to the valid existence and subsistence of the Pennsylvania Guarantor, we have relied solely upon a subsistence certificate issued by the appropriate authorities in the Commonwealth of Pennsylvania.

C.	For purposes of the opinions in paragraph 4 hereof, we have considered only such laws, regulations, and rules that in our experience are typically applicable to a transaction of the nature contemplated by the Transaction Documents.

This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein. The Securities may be sold from time to time by the holders thereof as contemplated by the Registration Statement, and this opinion is limited to the laws, including the rules and regulations, as in effect on the date hereof, which laws are subject to change with possible retroactive effect. We assume no obligation or responsibility to revise, update or supplement this opinion as of any date subsequent to its date, and we assume no responsibility for advising you of any changes with respect to any matters described in this opinion letter should the present laws of the Commonwealth of Pennsylvania be changed by legislative action, judicial decision or otherwise or from the discovery, subsequent to

USF Glen Moore Inc.

April     , 2010

the date hereof, of information not previously known to us pertaining to the events occurring prior to such date.

This opinion is furnished to you in connection with the filing of the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act. Kirkland & Ellis LLP may rely upon this opinion in connection with its opinion addressed to the Company, dated the date hereof and filed with the Registration Statement, to the same extent as if it were an addressee hereof.

We hereby consent to the filing of this opinion with the commission as Exhibit 5.6 to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the prospectus included in the Registration Statement with respect to the laws of the Commonwealth of Pennsylvania. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Sincerely,